October 24, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AIS Holdings Group, Inc.

Form 10-Q for the Quarter Ended June 30, 2018

Filed August 14, 2018

File No. 000-55769

To the men and women of the SEC:

On behalf of AIS Holdings Group, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 4, 2018 addressed to Mr. Takehiro Abe, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-Q on August 14, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Forward-Looking Statements, page 3

6. Please note that as a penny stock issuer, you are not eligible to rely on the safe harbor provision of Section 21E of the Securities Exchange Act of 1934. Therefore, please remove any references to the Private Securities Litigation Reform Act of 1995.

Company Response:

We have amended the Forward-Looking Statements section on page 3 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

7. Please expand your disclosure to address changes to your financial condition and results of operations, including revenues earned from your licensing agreement, and to discuss the course of action that you plan to take to remedy the material deficiency in your liquidity position.

Company Response:

We have added the following to page 3:

“On April 1, 2018 the Company entered into an agreement with Trend Rich Global Limited (“Trend Rich”) to lease (synonymous herein with license) the Company’s Software Platform Package. The Software Platform Package is source code that can be expanded upon to create custom websites for clients in the digital currency industry. Pursuant to this agreement, for the three month period ended June 30, 2018, the Company generated monthly revenues of $8,000, totalling $24,000 for the three months ended June 30, 2018. These revenues did not cover our operating expenses.

References to our “source code” throughout are synonymous with our “Software Platform Package”, “Software System Package” and “Cryptocurrency Trading Platform”. They are all one in the same.

To cover our operating expenses we need to generate additional revenues. Upon creating a definitive marketing plan we intend to expand our customer base to lease the Company’s Software Platform Package. If we cannot generate sufficient revenues to cover our operating expenses, we may seek to secure long term financing from a third party, otherwise, we will need to capital from a director. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash we need, or cease operations entirely.”

Date: October 24, 2018

/s/ Takehiro Abe

Takehiro Abe

Chief Executive Officer